BALDWIN ENVIRONMENTAL, INC.

SALES REPRESENTATIVE AGREEMENT

Baldwin Environmental, Inc. a Nevada Corporation, whose mailing address is 895 E. Patriot Blvd. #107, Reno, Nevada 89511 (hereinafter referred to as Baldwin) hereby appoints:

CAL-BAY CONTROLS SOUTH

1582 Parkway Loop, #G

Tustin, CA, 92680

Bob Thompson

714-258-7070; FAX 714-258-7077; calbayl582@aol.com

whose mailing address is as above, (hereinafter referred to as REP) as its exclusive sales representative on the terms and conditions stated herein for the solicitation of orders for the products and within the Territory hereinafter described.

I. TERRITORY

The Sales Territory will include the following:

State of : Southern California below & includes San Luis Obis- Kern County Line Zip Codes: 900-93599; 890-89199

II. PRODUCTS AND COMMISSIONS

A. The REP will solicit orders for the following product lines and will receive commissions at the rate shown (percent of net invoice price less freight, taxes, discounts, refunds, returns, settlement of claims, or collection costs), for retail sales within the Territory on an exclusive and nonexclusive basis. Baldwin sample conditioning components, product code 4-; exclusive. Baldwin stack sampling products, product code 32-4-, nonexclusive.

All Baldwin sample conditioning components; Product codes 4-,as listed in the complete current price list, with demonstrated sales involvement. See "B" below for definition of demonstrated sales involvement. All Baldwin stack sampling products, code 32-4 with demonstrated sales involvement.

PRODUCT LINE COMMISSIONS %

BEI Sami2le Conditioning Components

Product Code 4- Price List, with sales involvement 15%

Product Code 4- Price List, with no sales involvement 10%

Spare Parts, net =/>$1000.00, with sales involvement 10%

Spare Parts, net =/>$1000.00, with no sales involvement 6%

Service Labor 0

Systems-See Below

OEM Sales, non house accounts Up to 10%

Maximum

Commission determined at time of quotation and pricing quoted.

BEI Stack Sampling Products

Product Code 32-4- Price List, with sales involvement 16%

Product Code 32-4- Price List, with no sales involvement NONE

Spare Parts, net =/>$1000.00, with sales involvement 10%

Spare Parts, net =/>$1000.00, with no sales involvement NONE

Service Labor 0

DISCOUNTED PRICE VS. COMMISSION

If price discounts are offered, the discounted price will be determined after consultation between the Rep. and Baldwin. Baldwin will in all instances decide on the discount to be offered and the price to be quoted. When a discount is offered the Representative and Baldwin will share, on an equal basis, the percentage deduction in selling price from the full list price. A minimum commission of two and one half (2.5%) percent will be paid, for new OEM accounts not listed in the Addendum.

Resales and Spare Parts, on demonstrated sales involvement 10%

Assembled Systems by Baldwin Environmental 5%

on the non Baldwin Environmental product portion. Does not include commission on labor, installation, or software products not standard, and listed in price book. Commission calculated on balance of order less Baldwin standard products.

Balance of Buy Outs 0%

B. Demonstrated Sales Involvement Definition

Demonstrated sales involvement by a representative is:

1. Customer P.O. issued to BEI, c/o Representative Company

2. Evidence of representative contact with customer prior to BEI receipt of customer P.O.:

a. Direct representative quotation to customer referenced in P.O.

b. FAX'd notice to BEI detailing customer contact directly involving the products ordered in a specific P.O., prior to BEI receipt of the P.O.

C. This contract will extend to new products which represent altered or improved versions of the above listed product lines. The contract does not automatically extend to new product lines, but may be extended by mutual agreement in writing.

D. Commissions will be paid on the net retail sale of the above product lines into the REP's territory. Commissions on quantity and OEM rates will be negotiated separately, or listed in the Addenda to this agreement.

E. Commissions will be determined after receipt of order and shall be paid upon receiving payment of invoices from customers in the Sales Territory.

F. Baldwin will furnish REP a statement with each monthly remittance of commission, showing the total invoice price of all sales in the Sales Territory during the preceding month and the commission payable.

G. Split Commissions

Occasionally, instruments are sold in one REP's area and the engineering is done in another area.

The following schedule will be used to define commission payment:

1. Engineering Credit: 50% is defined as the resale work involving demonstration, establishment of specification, customer liaison, and major buying influence.

2. Destination: 40% is the location where the instrument is received and finally installed. The location will be defined by the final destination as specified by the customer, not including any intermediate panel or systems fabrication facilities along the shipment route.

3. Bill To: 10% is defined as a purchasing entity which issues the purchase order and directs the final invoice address. This credit has little buying influence and in most cases is an "invoice drop". Baldwin reserves the right to make the determination of commission splits after reasonable inputs from the REPs' concerned. All commission split decisions by Baldwin are final and irrevocable.

III. ADDENDA

Any Addendum specified here is considered a part of this agreement by both parties.

Addendum: List of BEI OEM House Accounts, BEI Warranty

IV. RELATIONSHIP OF THE PARTIES

A. REP shall serve Baldwin as an independent contractor without power to bind, act for, or obligate Baldwin expressly, implied or in any manner whatsoever and under no circumstances shall REP be or be deemed to be deemed to be a partner, employee or agent of Baldwin.

B. Baldwin shall have the right to accept or reject all orders, to fix the prices of its products, the terms and conditions of sales, and to approve returns, allowances or other adjustments.

C. The REP shall have no liability with respect to alleged defective products sold by Baldwin except as set forth in Baldwin's warranty as part of the terms and conditions of any sale made by Baldwin and REP shall have no authority to and shall make no representation for a warranty with respect to Baldwin's products contrary to or inconsistent with Baldwin's standard warranty, copy attached.

V. RESPONSIBILITIES OF BALDWIN ENVIRONMENTAL, INC.

A. All invoices in connection with the sales and technical service of products hereunder shall be rendered by Baldwin, direct to customer, with a duplicate forwarded to REP.

B. Baldwin shall forward to REP all inquiries and quotations regarding the products and technical information and specifications to assist REP in handling such inquiries. It is contemplated that contracts with potential customers will be made by REP but Baldwin may, if deemed necessary, make contracts with potential or existing customers and will inform REP of such contracts and will advise of important developments in connection with such contracts.

C. NEW PRODUCTS INTRODUCED BY BALDWIN ENVIRONMENTAL, INC.

Baldwin may introduce products which are sold into a different marketing channel than that covered by the REP. Baldwin has the discretion to appoint a different marketing channel, separate from this agreement for these products, with no commissions paid to the REP. Baldwin shall notify REP of such products and its' intention prior to final decision. Should a REP participate in the development of said products or markets, BEI has the right to negotiate a one time finder's fee for the assistance of the REP. BEI may deal direct with said market and customer without paying a commission to the REP, at Baldwin's discretion.

D. Baldwin shall supply REP with such promotional literature and samples as Baldwin may deem advisable. All such samples shall remain the property of Baldwin. Baldwin shall pay the expense of mailing or shipping of such sales promotional literature and samples to the office of REP and customers in Sales Territory. It is the Responsibility of the REP to return all demos or samples to Baldwin with shipping charges prepaid.

E. Demonstration Equipment

Baldwin offers representatives the option to purchase instrumentation for demonstration purposes only at large discounts off of list price, announced at the time of the offer. Representative is required to retain equipment for a minimum of six (6) months. After that, REP can again purchase instruments of the same type at the reduced price in effect at the time. This option is for our manufactured instrumentation only and does not pertain to any resale items, spare parts and accessories, or outside fabricated parts. Instruments covered under this Section are listed in the "Products" Section.

6. RESPONSIBILITIES OF THE REPRESENTATIVE

A. REP shall solicit orders for and sell and provide technical backup for the "Products" on behalf of Baldwin in REP's Sales Territory, quoting only those prices, delivery dates, and terms as fixed from time to time by Baldwin. REP shall also provide First Echelon Service on the behalf of Baldwin. This service shall consist of visiting the problem installation and ascertaining after initial inspection what problem or problems exist and communication to Baldwin in order for Baldwin to take appropriate action to best serve the needs of the customer.

B. REP shall promptly forward to Baldwin all orders obtained. No orders placed by REP shall be binding upon Baldwin until and unless it has been accepted in writing by Baldwin.

C. REP shall maintain records, quotes, orders, and correspondence pertaining to the sale of Baldwin's products, said records, quotes, orders correspondence shall at all reasonable time be available for inspection by Baldwin. A copy of all quotations should be forwarded to Baldwin.

D. REP shall conduct its business in its own name and pay all expenses incurred including, but not limited to rent, light, heat, telephone, telegraph, postage, stationary, office supplies, entertainment and the like. Baldwin will pay for no sales expenses contracted for by REP without prior written approval from Baldwin.

E., REP shall make regular reports as required by Baldwin but not more than once during any calendar month.

F. At least one of REP's employees shall come to the main office of Baldwin at least upon request, at the REP's expense, to report, consult, and acquaint themselves with all phases of Baldwin technical and distributing capabilities at such time mutually agreed upon and will probably be in conjunction with a technical society meeting or trade show which takes place in or near a locale convenient to Baldwin Environmental, Inc.

G. REP will not sell products of other suppliers which are deemed to be competitive with those of Baldwin listed in "Products" Section.

H. REP, its officers, agents, owners, servants, and employees shall not, during the term of this agreement or any time thereafter disclose to any person, firm or other corporation, whether in competition with Baldwin or not, any knowledge or information pertaining to the conduct or details of Baldwin business, its processes, formulas, machinery devices, and products used by Baldwin in carrying on its own business, or lists of its customers.

I. REP shall use its best efforts to sell the products in the Sales Territory, and to maintain good relationship with all of Baldwin's actual and prospective customers in Sales Territory and to work constantly and diligently in the best interest of Baldwin.

J. REP agrees not to use Baldwin trademarks or trade names in any manner except as authorized by Baldwin or in connection with Baldwin's literature.

7. DURATION OF AGREEMENT AND TERMINATION.

A. This Agreement may be terminated by either party by giving 30 days notice in writing by registered mail, postage paid, to the last known post office address of the other party. For each continuous year of satisfactory performance of REP, the termination notice shall increase by 10 days to a maximum of 90 days.

B. Upon termination of this agreement, REP shall draw up a list of prospective customers in his Sales Territory and the products he anticipates they will purchase. Any sale within the following 3 month period following the date of termination, which matches this list by customer and product will be subject to the normal sales commission to the REP. No commissions on sales beyond this 3 month period following the date of termination will be paid.

8. NOTICES

Any notice to be given hereunder shall be in writing and shall be sent by registered mail, postage prepaid, to the party to be notified, addressed to such party at its' address appearing herein, or to such other address as specified by both parties. Said written notice, having been substituted therefore, and the depositing of such notice in the mail, so addressed, shall constitute the giving thereof.

9. ASSIGNMENT

This Agreement and the rights and privileges contained therein may not be assigned by either party without the prior written consent of the other party.

10. ENTIRE AGREEMENT

This Agreement supersedes any previous agreements between the parties hereto either express or implied. There are no oral agreements, arrangements, representations or under standings between the parties hereto and this Agreement constitutes the entire agreement upon amended or modified except in writing and duly executed by a minimum of two (2) officers of each party hereto.

11. This Agreement shall insure to the benefit of and shall bind the successors and/or assigns of the parties hereto.

12. APPLICABLE LAW

This Agreement shall be interpreted in accordance with the internal laws of the State of Nevada, its Uniform Code of Commerce, and for the purposes of determining the applicable law, shall be deemed to have been executed in the State of Nevada, U.S.A.

In witness whereof, the parties have caused this Agreement to be executed by two (2)duly authorized officers and have caused their seals to be affixed hereto on this the 1st day of January, 2000, which is the effective date of this agreement.

(Attest): (Witness): Representative

(seal) BY: Cal Bay Controls Robert Thompson, President

Title

BY:

(Attest): (Witness): BALDWIN ENVIRONMENTAL, INC.

Tom Baldwin President

Marcia Baldwin Secretary

BALDWIN ENVIRONMENTAL HOUSE ACCOUNT LISTING

AIR WORLD ENVIRONMENTAL, MIAMI, FL

AMETEK(BOVAR), CALGARY,

ANALYTICAL SPECIALTIES, HOUSTON, TX

FORNEY ENGINEERING, DALLAS, TX

HORIBA INSTRUMENTS, IRVINE, CA

KVB-ENERTEC, HATFIELD, PA

MONITOR LABS, ENGLEWOOD, CO

ROSEMOUNT ANALYTICAL, ORRVILLE, OH

SERVOMEX, NORWOOD, MA

SIEMENS POWER, BARTLESVILLE, OK & ROSWELL, GA

SPECTRUM SYSTEMS, PENSACOLA, FL

BALDWIN ENVIRONMENTAL, INC.

LIMITED WARRANTY

Baldwin Environmental, Inc., hereafter referred to as BEI, warrants to the original purchaser that the material and workmanship of its supplied products shall be free of defects and materials of construction chosen to provide maximum service life against corrosion. This expressed warranty is for a period of 18 months from date of installation by others, or 24 months from shipment from Baldwin Environmental, Reno, Nevada; whichever occurs first. If any part is returned by the purchaser, at his expense, to BEI and in the sole judgement of BEI, that part has failed due to material or workmanship, BEI will replace that part with a new and like part at no cost to the purchaser and the return shipping costs will be paid for by BEI.

In the case of OEM purchases, BEI expects the OEM to act as a first echelon service organization. This entails all customer contact, removal, shipment, and replacement of the defective product at the expense of the OEM. BE[ will honor costs only to the extent listed in paragraph one above.

For major sub-assemblies not manufactured by BEI but supplied by a vendor, BEI limits its warranty liability to written warranty extended by the vendor. Under no circumstances will BEI give an unlimited warranty to parts or assemblies subject by the application to gas or solids corrosion or excessive mechanical wear due to high temperature operation. BEI does not warranty consumable items such as filter elements, diaphragm pump internal parts (diaphragms, check valves, disks, etc), electrical fuses, thermal control elements, thermal heating elements, "0" Rings, seals, Air Dryer elements.

BEI cannot warranty against operator error resulting in damaged components or operator deficiencies resulting in gross System failure or catastrophic cessation of operation.

All warranty repairs will be conducted at BEI's facility in Reno, Nevada; and on parts returned by the purchaser at his shipping expense. There will be no charge for labor or materials for warranty repair and/or replacement at BEI's facility. if the warranty repair is undertaken in the field at the request of the purchaser and the part or assembly is judged to have failed due to defects in material and/or workmanship, then the labor and portal to portal transportation cost will be chargeable to the purchaser at the current rates in effect at the time of the warranty repair. The replacement part will be at no charge for a BEI manufactured component, and at the limited warranty replacement policy noted above for any vendor supplied parts or assemblies.

The repair or replacement of defective components shall constitute the sole remedy of the purchaser and the sole liability of Baldwin Environmental, Inc. There shall be no responsibility by BEI for loss of time of operation, consequential damages, fines or citations due to system down time, or the expense of replacing said components at the job site by personnel other than a BEI employee, or hired service representative.

This warranty is invalidated if the purchaser fails to pay for BEI products and sub-systems on a timely basis outside of BEI's Net Terms, or if the purchaser fails to maintain the components of the products to proper specifications. Proof of periodic maintenance requirements are demonstrated satisfactorily with daily Operator Check Sheets filled out from start up date to date of component failure.

Any unauthorized modifications to BEI products or components within a vendor supplied system shall also invalidate this warranty.